AMENDED

VIA FACSIMILE

November 1, 2005

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

Division of Corporate Finance

U.S. Securities and Exchange Commission

Washington, D.C. 20549-0404

Re:	Letter of Comment dated July 6, 2005
American Dental Partners, Inc.
File No. 000-23363

Dear Mr. Rosenberg:

This will serve as a response to our telephonic call on October 28, 2005, regarding additional clarification relating to our Comment Letter Response dated July 29, 2005. The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Comment No. 1

We have revised the patient revenue overview of the MD&A to eliminate (i) reference to patient revenue as a non-GAAP measure and (ii) the reference to a reconciliation of our GAAP net revenue. We have also added a footnote to the Selected Financial Data to clarify that patient revenue is not that of the Company. See attached revisions.

201 Edgewater Drive, Suite 285 • Wakefield, MA 01880-1249 • (781) 224-0880 • Fax (781) 224-4216 • www.amdpi.com

Mr. Jim B. Rosenberg

November 1, 2005

Please do not hesitate to contact me with any questions you may have upon review of these additional responses.

Sincerely,

/s/ BREHT T. FEIGH
Breht T. Feigh
Executive Vice President, Chief Financial Officer and Treasurer

BTF/mwv

attachments

Patient Revenue of the Affiliated Dental Group Practices

Although we do not control, nor own any equity interests in, the affiliated dental group practices or professional corporations (“PCs”) and, accordingly, do not consolidate their financial statements with ours, we believe it is important to understand their revenue. Most of the operating expenses incurred by us are on behalf of the affiliated dental group practices in the operation of dental facilities. These expenses are significantly affected by the patient revenue of the affiliated dental group practices. As used in this discussion, “patient revenue” represents revenue reported by the affiliated dental group practices earned from the provision of dental care to their patients. Patient revenue is not a measure of our financial performance under generally accepted accounting principles because it is not our revenue.

The affiliated dental group practices generate revenue from treating patients and receive payment from patients and dental benefit providers, or payors, under fee-for-service, PPO plans and managed care capitation plans. Patient revenue reflects the amounts billed by an affiliated dental group practice at its established rates reduced by any contractual adjustments and allowances for uncollectible accounts. Contractual adjustments represent discounts off established rates negotiated pursuant to certain dental benefit plan provider contracts. While payor mix varies from market to market, the aggregate payor mix of the affiliated dental group practices for the nine months ended September 30, 2005 was 32% fee-for service, 49% PPO plans, and 19% capitated managed care plans.

After collection of fees from patients and third-party insurers for the provision of dental care and payment to us of our service fee and reimbursement of clinic expenses incurred by us on their behalf, the amounts remaining are used by the affiliated dental group practices for compensation of dentists and, in certain states, dental hygienists and/or dental assistants who are employed by the affiliated dental group practices. The following table sets forth for the three and nine months ended September 30, 2005 and 2004 the patient revenue of the affiliated dental group practices, the amounts due to us under service agreements, and amounts retained for compensation of dentists and other clinical staff, where applicable (in thousands):

	Three Months Ended September 30,		% Growth	Nine Months Ended September 30,		% Growth
	2005	2004		2005	2004
Patient revenue - affiliated dental group practices:
Platform dental groups affiliated with us in both periods of comparison	$74,454	$68,265	9.1%	$220,009	$204,495	7.6%
Platform dental groups that affiliated with us during periods of comparison	2,289	—	—	6,097	—	—

Total patient revenue	76,743	68,265	12.4%	226,106	204,495	10.6%
Amounts due to the Company under service agreements	48,363	43,374	11.5%	143,426	129,881	10.4%

Amounts retained by affiliated dental group practices	$28,380	$24,891	14.0%	$82,680	$74,614	10.8%

Same market patient revenue growth was 9.1% and 7.6%, respectively, for the three and nine months ended September 30, 2005. Same market patient revenue growth excludes platform affiliations that occurred after January 1, 2005. Same market patient revenue growth for the period was comprised of a 4.3% increase in provider hours, 2.5% improvement in provider productivity and the remainder to improved reimbursement rates received from dental benefit insurers.

Amounts retained by affiliated dental group practices increased 14% to $28,380,000, for the three months ended September 30, 2005 from $24,891,000 for the three months ended September 30, 2004 and 11% to $82,680,000 for the nine months ended September 30, 2005 from $74,614,000 for the nine months ended September 30, 2004. As a percentage of their patient revenue, amounts retained by affiliated dental group practices increased to 37.0% for the three months ended September 30, 2005, compared to 36.5% from the three months ended September 30, 2004. For the nine months ended September 30, 2005 amounts retained by affiliated dental group practices increased to 36.6% from 36.5% for the nine months ended September 30, 2004. This increase is due to a number of affiliations, including Premier Dental Partners and Dental Associates of Rochester, completed over the past year in which the affiliated dental group practices are required by applicable state law to employ the dental hygienists and dental assistants.

ITEM 6.	SELECTED FINANCIAL DATA (in thousands, except per share amounts and statistical data)

The following selected consolidated financial and operating data set forth below with respect to the Company’s consolidated statements of income for fiscal years 2004, 2003 and 2002 and consolidated balance sheets as of December 31, 2004 and 2003 are derived from the Company’s Consolidated Financial Statements included elsewhere in this Annual Report on Form 10-K. Data with respect to the consolidated statements of income for fiscal years 2001 and 2000 and consolidated balance sheets as of December 31, 2002, 2001 and 2000 are derived from the Company’s Consolidated Financial Statements as previously filed. The data set forth below should be read in conjunction with the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the Company’s Consolidated Financial Statements and Notes thereto included elsewhere in this Annual Report on Form 10-K.

	Years Ending December 31,
	2004	2003		2002	2001	2000
Consolidated Statement of Operations Data:
Net revenue	$178,554	$163,707		$146,810	$141,552	$137,702
Operating expenses:
Salaries and benefits	77,489	72,557		65,762	64,483	62,193
Lab fees and dental supplies	28,566	27,047		24,164	22,681	21,078
Office occupancy	20,956	19,999		18,314	16,669	14,784
Other operating expenses	16,643	14,638		13,163	12,530	10,990
General corporate expenses	8,856	6,871		5,859	5,660	5,364
Depreciation	5,934	5,378		4,990	5,088	4,708
Amortization of goodwill and intangible assets	4,408	4,229		4,047	3,955	3,822
Special charges	—	—		(26)	844	—

Total operating expenses	162,852	150,719		136,273	131,910	122,939

Earnings from operations	15,702	12,988		10,537	9,642	14,763
Interest expense	1,592	2,592		2,947	4,295	4,378

Earnings before income taxes	14,110	10,396		7,590	5,347	10,385
Income taxes	5,591	4,215		2,883	2,076	4,216

Net earnings	$8,519	$6,181		$4,707	$3,271	$6,169

Net earnings per common share (1):
Basic	$1.12	$0.84		$0.65	$0.46	$0.87
Diluted	$1.06	$0.82		$0.63	$0.45	$0.84
Weighted average common shares outstanding (1):
Basic	7,581	7,319		7,222	7,183	7,119
Diluted	8,068	7,572		7,451	7,343	7,320

	December 31,
	2004	2003		2002	2001	2000
Consolidated Balance Sheet Data:
Cash and cash equivalents	$1,378	$1,895		$844	$1,540	$472
Working capital	(2,306)	3,916		6,344	9,123	4,063
Total assets	154,147	149,072		145,015	144,335	141,814
Long-term debt, excluding current maturities	28,014	42,319		49,677	54,840	55,330
Total stockholders’ equity	87,207	73,892		66,916	61,776	58,486

Statistical Data (end of period):
Number of states	17	17		16	14	14
Number of affiliated dental groups	19	19	(2)	22	19	19
Number of dental facilities	177	171		168	154	156
Number of operatories (3)	1,583	1,520		1,462	1,360	1,397
Number of affiliated dentists (4)	398	396		372	358	373
Patient revenue (5)	$272,369	$245,609		$217,020	$207,736	$194,572

(1)	Net earnings per common share are computed on the basis described in Notes 2 and 14 to our Consolidated Financial Statements.
(2)	During 2003, two affiliated dental group practices in Texas merged into one affiliated dental group practice and four affiliated dental group practices in Wisconsin merged into one affiliated dental group practice, thereby reducing the overall total.
(3)	An operatory is an area where dental care is performed and generally contains a dental chair, a hand piece delivery system and other essential dental equipment.
(4)	Includes full-time equivalent general dentists employed by the PCs and full-time equivalent specialists, some of whom are independent contractors to the affiliated dental group practices.
(5)	Represents revenue reported by the affiliated dental group practices earned from the provision of dental care to their patients. Patient revenue is not our revenue under generally accepted accounting principles.